SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2005

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)




                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Security Systems Ltd. Announces First Quarter 2005 Results dated May 2, 2005.

                                                                          ITEM 1

Press Release                                Source: Magal Security Systems Ltd.

Magal Security Systems Ltd. Announces First Quarter 2005 Results

Monday May 2, 8:30 am ET

YAHUD, Israel, May 2 /PRNewswire-FirstCall/ -- Magal Security Systems Ltd. (Nasdaq NM: MAGS; TASE: MAGS) today announced its consolidated financial results for the three-month period ended March 31, 2005.

Revenues for the first quarter of 2005 reached US$13.8 million, a decrease of
2.6 percent compared with the first quarter of 2004. Operating income reached US$934,000 and net income reached US$295,000, a decrease of 23.2 percent and
57.1 percent respectively compared with the first quarter of 2004.

Compared with the fourth quarter of 2004, revenues decreased by 18.5 percent, operating income increased by 9.2 percent and net income decreased by 33.3 percent.

Operating expenses for the first quarter of 2005 reached US$5.3 million, an increase of 5.6 percent compared with the same period of last year and a decrease of 21.4 percent compared with the fourth quarter of 2004.

Diluted earnings per share for the first quarter reached US$0.03, a decrease of 63 percent compared with the same period of last year.

Commenting on the results, Mr. Jacob Even-Ezra, Chairman of Magal, said:
"Revenues for the first quarter of 2005 were in the upper range of our estimate of between $12 to $14 million that we provided in our press release of April 7, 2005. Usually, our first quarter of the year is the weakest quarter, as outdoor installations are more difficult during the winter months."

Mr. Jacob Even-Ezra continued: "In addition, the decrease in revenues in the first quarter resulted from a number of other factors. We signed the recent US $6.1 million framework agreement with the Israeli Ministry of Defence (MOD) for the seam-line in Israel only at the end of March 2005 and revenues from that agreement will be recorded at the second and third quarters of the year. In comparison, we recorded revenues of approximately US$2 million from the seam-line project in the first quarter of last year. Additionally, a number of orders that were expected to be received by our U.S.-based subsidiary in the first quarter were delayed to subsequent quarters."

Mr. Even-Ezra concluded: "Despite the first quarter results and based on the current backlog, management remains confident in its guidance issued in February, that the Company will see a good year in 2005, with revenue growth over 2004."

The Company will be hosting its quarterly conference call at 11:00am EST. On the call, Mr. Jacob Even-Ezra, Chairman of the Board & CEO, and Mr. Roi Levy, Controller, will review and discuss the first quarter 2005 results. They will then be available to answer questions. To participate, please call one of the following teleconferencing numbers. Please begin placing your calls 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

                        US Dial-in Number: 1-866-860-9642
                      Canada Dial-in Number: 1-866-485-2399
                        ISRAEL Dial-in Number: 03-918-0610
                   INTERNATIONAL Dial-in Number: +972-3-918-0610

                                       At:

                              11:00am Eastern Time
                               8:00am Pacific Time
                               6:00pm Israel Time

The call will also be broadcast live on the web, and can be accessed through a link on Magal's website. A replay of the call will be available for three months from the day after the call. The webcast and the replay will both be accessible from Magal's website at: www.magal-ssl.com.

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies video monitoring services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Romania, Mexico and an office in China.

Magal trades under the symbol MAGS in the U.S. on the Nasdaq National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    Contacts:

    Company                           Investor Relations

    Magal Security Systems, Ltd       Gelbart Kahana Investor Relations
    Raya Asher, CFO                   Ehud Helft/Kenny Green
    Tel: +972-3-5391444               Tel: +1-866-704-6710
    Fax: +972-3-5366245               E-mail: Ehud@gk-biz.com
    E-mail: magalssl@trendline.co.il  Kenny@gk-biz.com

    MAGAL SECURITY SYSTEMS LTD.
    UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
    (All numbers except EPS expressed in thousands of US$)

                                               Quarter ended
                                                   March 31
                                              2005            2004     %
                                                                     change

    Revenues                               $13,839         $14,215   (2.6)

    Cost of revenues                         7,570           7,945   (4.7)

    Gross Profit                             6,269           6,270       -
    Operating expenses:
    Research & development, net              1,156           1,131     2.2
    Selling & marketing, net                 2,766           2,621     5.5
    General & administrative                 1,413           1,301     8.6
                                             5,335           5,053     5.6

    Operating income                           934           1,217  (23.2)
    Financial expenses, net                  (329)            (93)     254

    Income before taxes on income              605           1,124  (46.1)
    Taxes on income                            310             437  (29.1)

    Net income                               $ 295           $ 687  (57.1)

    Basic net earnings per share            $ 0.03          $ 0.08

    Diluted net earnings per share          $ 0.03          $ 0.08

    Weighted average ordinary shares
    outstanding
    (in thousands)                           8,672           8,468

    Weighted average ordianry shares
    outstanding,
    assuming dilution (in thousands)         8,675           8,595



                                     Quarter Ended March 31
                                        2005          2004

    Gross Margin (%)                    45.3           44.1
    Research & development net as a      8.4            8.0
    % of Revenues
    Selling & Marketing as a % of       20.0           18.4
    Revenues
    General & Administrative as a %     10.2            9.2
    of Revenues
    Operating margin (%)                 6.8            8.6
    Net income margin (%)                2.1            4.8
    Total Bank Debt to Total            0.49          *0.48
    Capitalization
    Current Ratio                       1.75          *1.77

    *) as of December 31, 2004

    MAGAL SECURITY SYSTEMS LTD.
    CONDENSED CONSOLIDATED BALANCE SHEETS
    (All numbers expressed in thousands of US$)

                             March 31, December 31,
                                                       2005          2004
    CURRENT ASSETS:
    Cash and cash equivalents                           10,361         11,964
    Trade receivables                                   11,217         13,232
    Unbilled accounts receivable                        13,131          7,465
    Other accounts receivable                            3,614          3,858
    Deferred income taxes                                  473            488
    Inventories                                         12,103         12,702
    Total current assets                                50,899         49,709

    Long term investments and trade receivables:
    Long-term trade receivables                            324            344
    Long-term bank deposits and structure notes          6,071          5,994
    Severance pay fund                                   2,115          2,142
    Total long term investments and trade                8,510          8,480
    receivables

    PROPERTY AND EQUIPMENT, NET                         14,758         14,659

    OTHER ASSETS, NET                                    4,949          5,128

    Total assets                                        79,116         77,976

    CURRENT LIABILITIES:
    Short-term bank credit                              16,387         15,618
    Current maturities of long-term bank loans           1,823          1,849
    Trade payables                                       4,473          3,189
    Other accounts payable and accrued expenses          6,397          7,450
    Total current liabilities                           29,080         28,106

    LONG-TERM LIABILITIES:
    Long-term bank loans                                 3,500          3,500
    Accrued severance pay                                2,145          2,172
    Long-term liability in respect of forward              301            650
    contracts
    Total long terms liabilities                         5,946          6,322

    SHAREHOLDERS' EQUITY                                44,090         43,548

    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          79,116         77,976

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer



Date:  May 2, 2005